Exhibit 99.1

Daqo New Energy Announces Unaudited Second Quarter 2013 Results

CHONGQING, China—September 11, 2013—Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced its unaudited financial results for the second quarter of 2013.

Second Quarter 2013 Financial and Operating Highlights

•	Polysilicon shipments were approximately 975 metric tons, or MT. Wafer shipments were 7.1 million pieces. We also shipped 41 MT of multi-crystal silicon blocks to our customers.

•	Revenues were $27.8 million, compared to $14.5 million in the first quarter of 2013 and $27.6 million in the second quarter of 2012.

•	Gross loss was $10.2 million, compared to $12.9 million in the first quarter of 2013 and $5.7 million in the second quarter of 2012.

•	Gross margin was negative 36.7%, compared to negative 89.0% in the first quarter of 2013 and negative 20.7% in the second quarter of 2012.

•	Operating loss was $174.9 million, compared to $16.6 million in the first quarter of 2013 and $6.2 million in the second quarter of 2012. Excluding $158.4 million of fixed assets impairment loss for Wanzhou polysilicon facilities, the non-GAAP operating loss in the second quarter of 2013 was $16.5 million.

•	Net loss attributable to Daqo New Energy Corp. shareholders was $34.0 million, compared to $18.7 million in the first quarter of 2013 and $7.1 million in the second quarter of 2012.

•	Earnings per fully diluted ADS were negative $4.91, compared to negative $2.70 in the first quarter of 2013, and negative $1.01 in the second quarter of 2012.

“In the second quarter of 2013, our Xinjiang polysilicon facilities continued to contribute positive cash flow. In April, we successfully conducted several technical improvement projects which reduce our production cost below $16/kg, which is significantly lower than our original target of $20/kg. We expect our Xinjiang facilities to generate positive operating income in the third quarter of 2013. We are also making great effort to maximize our capacity in Xinjiang. We plan to expand our capacity in Xinjiang to 6,150 MT by the end of 2013. By achieving that, we expect that we can reduce our cost to the level of $14/kg at that time.” Commented Dr. Gongda Yao, Chief Executive Officer of the Company.

“In the first half of 2013, we saw average selling prices of polysilicon stabilizing and the improvement through the whole value chain. Recently the trade conflict in solar PV industry between China and the European Union has been settled with a solution that is acceptable for both parties. The Ministry of Commerce of China also announced the preliminary ruling for the investigations on the polysilicon imported from the United States and Korea. With the resolution of various uncertainties becoming clearer, we expect that the industry will start to recover in the second half of 2013, especially when Chinese domestic market starts to take off.”

“After evaluating the polysilicon market situation and the business environments both in Wanzhou and Xinjiang, in order to optimize the utilization of our resources and maximize the return on the polysilicon assets, the Company made a strategic decision to move the polysilicon equipments, which no longer create value in Wanzhou under current situation, to our Xinjiang facilities. As a result, we have incurred certain impairment charges related to the Wanzhou polysilicon assets which will not be relocated in the amount of $158.4 million. At the same time, we plan to increase our Wanzhou wafer capacity to 6 million pieces per month in order to achieve economies of scale. We expect that our wafer facilities will achieve positive operating income by the end of 2013 when we fully ramp up the capacity.” Dr. Yao concluded.

Second Quarter 2013 Results

Revenues

Revenues were $27.8 million, compared to $14.5 million in the first quarter of 2013 and $27.6 million in the second quarter of 2012.

The Company generated revenues of $16.4 million from polysilicon, compared to $11.3 million in the first quarter of 2013, and $23.6 million in the second quarter of 2012. The increase from the first quarter of 2013 was primarily due to higher sales volume. The decrease from the second quarter of 2012 was primarily due to lower sales volume combined with lower average selling prices.

The Company generated $7.1 million from sales of wafers, compared to $1.7 million in the first quarter of 2013 and $2.8 million in the second quarter of 2012. The increase from the first quarter of 2013 and the second quarter of 2012 both were primarily due to higher sales volume.

The Company also generated $4.3 million from other businesses, such as sales of multi-crystal silicon blocks.

Gross loss and margin

Gross loss was $10.2 million, compared to $12.9 million in the first quarter of 2013 and $5.7 million in the second quarter of 2012.

Gross margin was negative 36.7%, compared to negative 89.0% in the first quarter of 2013 and negative 20.7% in the second quarter of 2012. Gross margin improved from the first quarter of 2013 as a result of the increased sales and reduced production cost both in polysilicon and wafer businesses.

Selling, general and administrative expenses

Selling, general and administrative expenses were $6.2 million, compared to $4.1 million in the first quarter of 2013 and $3.6 million in the second quarter of 2012. The increase in selling, general and administrative expenses from the first quarter of 2013 was primarily due to a $2.0 million increase in bad debt provision.

Research and development expenses

Research and development expenses were $1.0 million, compared to $0.4 million in the first quarter of 2013 and $0.4 million in the second quarter of 2012. The increase in research and development expenses from the first quarter of 2013 was primarily due to the expenses related to technical improvement projects conducted in Xinjiang facilities in the second quarter of 2013.

Fixed assets impairment loss

The Company recognized $158.4 million fixed assets impairment loss for its Wanzhou polysilicon facilities in the second quarter of 2013, as a result of the Company’s decision to relocate its polysilicon manufacturing assets to Xinjiang and consolidate production operations in Xinjiang in response to market conditions.

Other operating income

Other operating income was $0.9 million, compared to $0.8 million in the first quarter of 2013 and $3.5 million in the second quarter of 2012. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, which fluctuates from period to period.

Operating loss and margin

As a result of the foregoing, operating loss was $174.9 million, compared to $16.6 million in the first quarter of 2013 and $6.2 million in the second quarter of 2012. Excluding $158.4 million of fixed assets impairment loss for Wanzhou polysilicon facilities, the non-GAAP operating loss in the second quarter of 2013 was $16.5 million.

Excluding $158.4 million of fixed assets impairment loss, the non-GAAP operating margin was negative 59.4%, compared to negative 114.7% in the first quarter of 2013 and negative 22.3% in the second quarter of 2012.

Net Interest expense

Net interest expense was $4.9 million, compared to $5.3 million in the first quarter of 2013 and $3.8 million in the second quarter of 2012.

The decrease in net interest expense from the first quarter of 2013 was primarily due to decrease of outstanding loan balance.

Income tax expense / benefit

Income tax expense was $139,204, compared to $nil in the first quarter of 2013. The income tax benefit was $2.6 million in the second quarter of 2012.

Net loss attributable to our shareholders and earnings per share

As a result of the aforementioned, net loss attributable to Daqo New Energy Corp. shareholders was $34.0 million in the second quarter of 2013, compared to $18.7 million in the first quarter of 2013 and $7.1 million in the second quarter of 2012.

Earnings per fully diluted ADS were negative $4.91 in the second quarter of 2013, compared to negative $2.70 in the first quarter of 2013, and negative $1.01 in the second quarter of 2012.

Financial Condition

As of June 30, 2013, the Company had $10.8 million in cash and cash equivalents and restricted cash, compared to $11.7 million as of March 31, 2013.

As of June 30, 2013, the accounts receivable balance was $16.5 million, compared to $19.3 million as of March 31, 2013. As of June 30, 2013, the notes receivable balance was $9.0 million, compared to $13.9 million as of March 31, 2013. As of June 30, 2013, total borrowings were $266.1 million, of which $144.4 million were long-term borrowings, compared to total borrowings of $301.5 million, including $178.7 million long-term borrowings as of March 31, 2013.

Outlook for Third Quarter 2013

For the third quarter of 2013, the Company expects to ship 1,000 MT of polysilicon. The Company also expects to ship approximately 8.9 million pieces of wafer and 6.8 MT of multi-crystal silicon ingots and blocks. This outlook reflects our current and preliminary view and may be subject to change. Our ability to achieve this projection is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

About Non-GAAP Financial Measures

To supplement Daqo’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Daqo uses in this press release non-GAAP operating loss and non-GAAP operation margin, which exclude long-lived asset impairment. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Daqo believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Daqo’s historical performance and assists management’s financial and operational decision making. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP financial measures to comparable GAAP measures”.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on September 11, 2013.

The dial-in details for the live conference call are as follows:

United States:	+ 1-800-860-2442
International:	+ 1-412-858-4600
China(N):	10-800-712-2304
China(S): Hong Kong:	10-800-120-2304 800-962475

The conference ID number is 10033157

You can also listen to the conference call via Webcast through the URL:

http://www.visualwebcaster.com/event.asp?id=95713

A replay of the call will be available 1 hour after the end of the conference through September 19, 2013 at 9:00am ET.

The conference call replay numbers are as follows:

United States:	+ 1-877-344-7529
International:	+ 1-412-317-0088

The conference ID number for accessing the recording is 10033157.

Investors will also have the opportunity to listen to the replay over the Internet through the investor relations section of Daqo New Energy’s web site at: www.dqsolar.com

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of 2013 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Preliminary Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	June 30, 2013	Mar 31, 2013	June 30, 2012

Revenues	$27,840	$14,485	$27,584
Cost of revenues	(38,062)	(27,376)	(33,291)

Gross loss	(10,222)	(12,891)	(5,707)
Operating expenses
Selling, general and administrative expenses	(6,199)	(4,126)	(3,560)
Research and development expenses	(993)	(436)	(427)
Other operating income	887	832	3,539
Impairment of long-lived assets	(158,425)	—	—

Total operating expenses	(164,730)	(3,730)	(448)

Loss from operations	(174,952)	(16,621)	(6,155)
Interest expense	(4,931)	(5,278)	(4,053)
Interest income	46	25	253
Foreign exchange gain (loss)	8	1	(59)

Loss before income taxes	(179,829)	(21,873)	(9,896)
Income tax benefit/(expense)	(139)	—	2,647

Net loss from continuing operations	(179,968)	(21,873)	(7,250)

Loss from discontinued operations	—	—	(745)

Net loss	(179,968)	(21,873)	(7,995)
Net loss attributable to noncontrolling interest	(146,001)	(3,209)	(927)

Net loss attributable to Daqo New Energy Corp. shareholders	$(33,967)	$(18,664)	$(7,068)

Net loss	(179,968)	(21,873)	(7,995)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,992	1,198	(4,005)

Total other comprehensive income (loss)	2,992	1,198	(4,005)

Comprehensive loss	(176,976)	(20,675)	(12,000)

Comprehensive loss attributable to noncontrolling interest	(144,888)	(2,691)	(2,241)

Comprehensive loss attributable to Daqo New Energy Corp. shareholders	$(32,088)	$(17,984)	$(9,759)

Loss per ADS
—Continuing operations	(4.91)	(2.70)	(0.90)
—Discontinued operations	—	—	(0.11)

Basic	(4.91)	(2.70)	(1.01)

—Continuing operations	(4.91)	(2.70)	(0.90)
—Discontinued operations	—	—	(0.11)

Diluted	(4.91)	(2.70)	(1.01)

Weighted average ADS outstanding
Basic	6,915,097	6,915,097	7,028,564
Diluted	6,915,097	6,915,097	7,028,564

Reconciliation of Non-GAAP Financial Measures to Comparable GAAP Measures

	Three months Ended
	June 30, 2013	Mar 31, 2013	June 30, 2012

Loss from operations	(174,952)	(16,621)	(6,155)
Add back: Impairment of long-lived assets	158,425	—	—

Non-GAAP loss from operations.	(16,527)	(16,621)	(6,155)

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Jun 30, 2013	Mar 31, 2013	Jun 30, 2012

ASSETS:
Current Assets:
Cash and cash equivalents	$6,679	$5,539	$66,114
Restricted cash	4,100	6,147	24,038
Accounts receivable, net	16,534	19,305	33,263
Notes receivable	9,041	13,907	2,926
Prepaid expenses and other current assets	25,774	24,265	20,204
Advances to suppliers	631	1,820	2,344
Inventories	13,311	19,305	17,648
Amount due from related party	11,901	6,944	4,935
Deferred tax assets-current	364	360	6,571

Total current assets	88,335	97,592	178,043
Property, plant and equipment, net	506,927	673,499	701,279
Prepaid land use right	36,327	36,105	35,316
Deferred tax assets	934	1,061	17,922
Other non-current assets	4,189	4,633	3,939

TOTAL ASSETS	636,712	812,890	936,499

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	121,713	122,834	119,746
Accounts payable	15,746	13,544	9,952
Note payable	3,585	10,671	12,023
Advances from customers	27,871	29,439	25,577
Payables for purchases of property, plant and equipment	45,135	48,737	55,087
Accrued expenses and other current liabilities	7,872	6,560	8,355
Amount due to related party	99,455	54,160	12,244
Income tax payable	163	161	5,920

Total current liabilities	321,540	286,106	248,904

Long-term borrowings	144,431	178,652	223,599
Accrued warranty cost	—	—	496
Advance from customers – long term portion	—	—	4,862
Payables for Purchases of Property, Plant and Equipment	—	1,131	4,985
Other long Term Liabilities	26,609	26,453	25,735

TOTAL LIABILITIES	492,580	492,342	508,581

EQUITY:

Ordinary shares	17	17	18
Treasury stock	(495)	(495)	—
Additional paid-in capital	145,660	145,101	144,056
Retained earnings (accumulated losses)	(14,355)	19,612	129,411
Accumulated other comprehensive income	22,112	20,232	16,199

Total Daqo New Energy Corp.’s shareholders’ equity	152,939	184,467	289,684

Noncontrolling interest	(8,807)	136,081	138,234

Total equity	144,132	320,548	427,918

TOTAL LIABILITIES & EQUITY	636,712	812,890	936,499

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.